FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


  1.  Name of company                         2.  Name of director

      COLT TELECOM GROUP PLC                      Jean-Yves Charlier

  3.  Please state whether notification       4.  Name of the registered holder(s) and,
      indicates that it is in respect of          if more than one holder, the number of
      holding of the shareholder named in 2       shares held by each of them (if
      above or in respect of a                    notified)
      non-beneficial interest or in the
      case of an individual holder if it is
      a holding of that person's spouse or
      children under the age of 18 or in
      respect of an non-beneficial
      interest

      Director named in 2. above



  5.  Please state whether notification       6.  Please state the nature of the
      relates to a person(s) connected with       transaction. For PEP transactions
      the director named in 2 above and           please indicate whether general/single
      identify the connected person(s)            co PEP and if discretionary/non
                                                  discretionary /non discretionary
      n/a                                         Purchase of Ordinary shares



  7.  Number of         8.  Percentage of     9.  Number of        10.  Percentage of
      shares/amount         issued class          shares/amount         issued class (any
      of stock              (any treasury         of stock              treasury shares
      acquired              shares held by        disposed              held by company
                            company should                              should not be
                            not be taken                                taken into
                            into account                                account when
                            when                                        calculating
                            calculating                                 percentage)
                            percentage)
                            >0.01%                N/A                   N/A
            240,000


 11.  Class of         12.  Price per         13.  Date of         14.  Date company
      security              share                  transaction          informed

      ORDINARY              56.25 pence            20 JUNE 2005         20 JUNE 2005
      SHARES

 15.  Total holding following this            16.  Total percentage holding of issued
      notification                                 class following this notification (any
                                                   treasury shares held by company should
                                                   not be taken into account when
                                                   calculating percentage)
                                                   >0.01%
       740,000

If a director has been granted options by the company please complete the following boxes.

 17.  Date of grant                          18.  Period during which or date on which
                                                  exercisable


 19.  Total amount paid (if any) for grant   20.  Description of shares or debentures
      of the option                               involved: class, number


 21.  Exercise price (if fixed at time of    22.  Total number of shares or debentures
      grant) or indication that price is to       over which options held following this
      be fixed at time of exercise                notification


 23.  Any additional information             24.  Name of contact and telephone number
                                                  for queries

                                                  CAROLINE GRIFFIN PAIN 020 7947 1677

 25.  Name and signature of authorised company official responsible for making this notification

      CAROLINE GRIFFIN PAIN

Date of notification - 20 June 2005






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 June 2005                                   COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary